Northwestern Mutual Series Fund, Inc.

720 East Wisconsin Avenue

Milwaukee, Wisconsin 53202-4797

April 28, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Northwestern Mutual Series Fund, Inc. (“Registrant”)

Registration No.’s 2-89971; 811-3990

EDGAR CIK No. 0000742212

Ladies and Gentlemen:

On February 16, 2021, the Registrant filed with the Securities and Exchange Commission (“SEC”) Post-Effective Amendment No. 81 to the Registrant’s registration statement on Form N-1A (the “Registration Statement”) under Rule 485(a)(1) of the Securities Act of 1933, as amended (the “Securities Act”), which filing was also submitted as Amendment No. 82 to the Registrant’s Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”). The Registration Statement includes the offering documents for the Registrant’s currently effective 27 series (each, a “Portfolio” and together, the “Portfolios”).

The primary purpose of this filing is to respond to oral comments received on April 2, 2021 from Mr. John M. Ganley of the SEC staff (the “Staff”) on the Registration Statement.

The following paragraphs provide the Registrant’s response to comments received. Each comment has been repeated below in the order received, and the Registrant’s response follows.

1)

Comment: The Staff notes that the line items and corresponding footnotes within the Fees and Expenses tables included in the summaries for each of the Portfolios should be updated, as appropriate, to address acquired fund fees and expenses. This includes disclosing any acquired fund fees and expenses exceeding 0.01% in a separate line item. The Staff advises that this comment applies across all Portfolios, as applicable.

Response: Information regarding acquired fund fees and related expenses shown in the Portfolios’ respective Fees and Expenses tables will be updated as appropriate.

2)

Comment: The Staff notes that a fee waiver must be in effect for at least one year from the effective date of the Registration Statement in order to be reflected in the Fees and Expenses table. Please update any footnote accompanying the Fees and Expenses tables for each of the Portfolios that contains fee waiver information and confirm that any such fee waiver shall be in place for no less than one year. This comment relates to all Portfolios, as appropriate.

Response: Information regarding fee waivers shown in the Portfolios’ respective Fees and Expenses tables will reflect fee waiver agreements that are in effect on May 1, 2021 (the effective date of the Registration Statement) and that will remain in effect through at least April 30, 2022. Accordingly, the Registrant confirms that each fee waiver agreement referenced in the Portfolios’ respective Fees and Expenses tables shall be in place for no less than one year.

3)

Comment: With respect to those equity Portfolios that define large capitalization companies as those companies with a market capitalization in excess of $5 billion at the time of purchase, the Staff requests that the Registrant consider whether this market capitalization threshold should be increased in light of changes in average market capitalization levels over time, and given the current market capitalization of companies in which such Portfolios are invested.

Response: Registrant advises that there are five equity Portfolios that currently cite a $5 billion threshold level in connection with defining a company deemed to be “large cap.” These Portfolios are: Focused Appreciation, Large Cap Core, Large Cap Blend, Domestic Equity and Equity Income. Registrant has reviewed the current capitalization ranges for the holdings in the foregoing Portfolios. The lower end of the capitalization ranges for these Portfolios varies from $4.6 billion to $16.4 billion, with three of the Portfolios having a lower end of the range under $10 billion. Upon consultation with the sub-advisers to the Portfolios and reviewing the large-cap threshold identified in the sub-adviser “clone funds,” Registrant advises that three of the five clone funds explicitly utilize $5 billion as the large cap threshold. Registrant acknowledges that there has been some migration upward in large cap companies in terms of average market capitalization. However, upon review of the current capitalization range of Portfolio holdings, the use of a $5 billion capitalization threshold by sub-adviser clone funds, and Registrant’s intent to maintain consistency across its Portfolios with regard to the large cap capitalization threshold, Registrant has determined to maintain the $5 billion large cap threshold at this time. Registrant will continue to consider the appropriateness of a future adjustment to this capitalization level.

4)

Comment: With respect to any of the Portfolios where the Registrant has identified a Sector Focus Risk as a Principal Risk, please identify within the Principal Investment Strategies section the sector(s) within which investments in a Portfolio are focused. Please include a brief description of the specific risks associated with focused investment in such sector(s) within the Sector Focus Risk item disclosure.

Response: The Registrant confirms supplementally that it is not a principal investment strategy or other investment policy for any of the Portfolios to invest in a particular sector or sectors. However, the Registrant has determined that the investment selection process employed by certain Portfolios could at times result in the Portfolio having a relatively high percentage of its assets in a particular sector or sectors. A Portfolio may become heavily-weighted in a sector or sectors from time to time as a result of the adviser’s determination of where investment opportunities exist. In addition, a Portfolio that structures its sector weights around the Portfolio’s primary benchmark index may have a high percentage of its assets in the sector or sectors that are heavily-weighted within the benchmark at any given time. Registrant has identified Portfolios where, as a result of one or more of the foregoing factors, there may be a focus on a specific sector or sectors.

Registrant has provided additional detailed information with respect to Sector Focus in the statutory prospectus, including disclosure addressing the risks associated with significant investment in the following sectors: information technology, financials, healthcare, industrials and consumer discretionary. These specific sectors represent sectors that may, from time to time, exhibit a significant level of investment in the Portfolios, based upon benchmark index sector weightings or a sub-adviser’s current assessment of investment opportunities. In addition, the Registrant notes that information on sector allocation and holdings is disclosed in its annual and semi-annual reports to shareholders as of the end of the periods covered by those reports. Based upon the foregoing, Registrant has determined not to identify specific sectors subject to focused investment within the summaries of the Portfolios.

5)

Comment: With respect to the Index 400 Stock, Index 500 Stock and Index 600 Stock Portfolios (the “Index” Portfolios), the Staff requests that the Registrant consider adding disclosure to conform with the requirements of the “names rule,” as set forth in Rule 35d-1 under the Investment Company Act of 1940, as amended, as it applies to investments made by the Index Portfolios in their respective indices. Staff indicates that Registrant should consider adding explicit language providing that each of the Index Portfolios shall invest at least 80% of its net assets in the index whose holdings the particular Portfolio seeks to replicate.

Response: Rule 35d-1 provides that, for purposes of Section 35(d) of the 1940 Act, a fund name may be materially deceptive and misleading if it suggests that the fund focuses its investments in a particular type of investment, unless the fund has adopted a policy to normally invest at least 80% of the value of its assets in the type of investments suggested by its name. Each of the Index 500 Stock, Index 400 Stock and Index 600 Stock Portfolios currently has a policy to invest “all, or substantially all, of its assets in the stocks that make up [the applicable index].” The current policy for each of the Index Portfolios requires a level of investment that exceeds the 80% threshold and Registrant believes that adding the 80% statement could be confusing and potentially deceptive and misleading to investors in the Index Portfolios.[1] Accordingly, the Registrant believes that the current disclosure

[1]

See “Investment Company Names,” Release No. IC-24828 (Jan. 17, 2001) at Sec. II.A.1 (“A name may be materially deceptive and misleading even if the investment company meets the 80% requirement. Index funds, satisfies Section 35(d) and Rule 35d-1, and respectfully declines to include the requested language.

6)

Comment: The Staff indicates that, with respect to the Index 400 Stock, Index 500 Stock and Index 600 Stock Portfolios, given the reference to the use of exchange traded funds in the Principal Investment Strategies sections, and the inclusion of an Exchange Traded Funds Risk factor, Registrant should confirm supplementally whether a corresponding acquired fund fees and expenses line item will be included in the respective Fees and Expenses tables for each of the Index Portfolios.

Response: Registrant confirms that, to the extent the Index Portfolios incur acquired fund fees and expenses as a result of their purchase of exchange traded funds, the respective Fees and Expenses tables for each of the Index Portfolios will be updated to reflect such fees.

7)

Comment: The Staff notes that with respect to the Index 400 Stock, Index 500 Stock and Index 600 Stock Portfolios, in the Principal Risks section, the Registrant should consider streamlining the Tracking Error Risk disclosure and relocating the detailed disclosure regarding this risk factor to the Form N-1A Item 9 section of the Registration Statement.

Response: Registrant has determined to modify and streamline the Tracking Error Risk disclosure noted as a Principal Risk for the Index Portfolios, so that the disclosure reads as follows:

“Tracking Error Risk – The Portfolio may be subject to tracking error, which is the divergence of the Portfolio’s performance from that of the underlying index. Tracking error may occur due to a number of factors, including differences between the securities held in the Portfolio and those included in the underlying index, and based upon the fact that the Portfolio incurs fees and expenses, while the underlying index does not. Tracking error risk may be heightened during times of increased market volatility or other unusual market conditions.”

Registrant notes that it has included more detailed disclosure regarding tracking error in the statutory prospectus.

8)

Comment: With respect to the Large Company Value Portfolio, the Staff requests that the Registrant review the market capitalization range of the Russell 1000 Index, and, if appropriate in light of the established lower end of such market capitalization range for the Index, and the current investments for the Portfolio, consider adding Small-Cap and Mid-

for example, generally would be expected to invest more than 80% of their assets in investments connoted by the applicable index.”)

Cap Company Risk factor disclosure to the Principal Risk section of the Portfolio’s summary.

Response: Registrant advises that the market capitalization range of the Russell 1000 Index will be updated to reflect that the range as of March 31, 2021 is between $916 million and $2 trillion. Registrant notes that the capitalization range for investments currently held in the Large Company Portfolio is between $4.7 billion and $603 billion, with the average capitalization for the Portfolio at $111 billion. In light of the capitalization range of current holdings, Registrant has determined not to add a Small-Cap and Mid-Cap Company Risk factor disclosure to the Principal Risk section of the Portfolio’s summary.

9)

Comment: With respect to the Mid Cap Value Portfolio the Staff requests that the Registrant consider revising the following sentence in the Form N-1A Item 4 disclosure: “…at the time of investment, companies purchased typically will fall within the capitalization range of the Russell 3000 Index, excluding the largest 100 such companies….”    Staff observes that the market capitalization range referenced in the foregoing disclosure may not constitute a reasonable definition of “mid cap” market capitalization, as it encompasses a very broad range of capitalization. Staff suggests that Registrant consider adopting a revised definition of the “mid cap” capitalization range, such as that reflected in the capitalization range of the Russell Mid Cap Index.

Response: The capitalization range of companies purchased for the Mid Cap Value (MCV) Portfolio at the time of investment will fall within the capitalization range of the Russell 3000® Index, excluding the largest 100 companies (approximately $49 million to $81 billion as of March 31, 2021). This provides a description of the size of companies on an individual basis in which the MCV Portfolio will invest at the time of purchase for purposes of the Portfolio’s compliance with Rule 35d-1. In addition, the MCV Portfolio is managed so that its weighted capitalization falls within the capitalization range of the members of the Russell MidCap® Index (approximately $916 million to $58 billion as of March 31, 2021). The disclosure does not intend to mean, and does not state, that the capitalization range of securities at the time of investment will necessarily be different from the weighted capitalization range of the MCV Portfolio generally. Rather, the disclosure simply describes two different measurements of capitalization – the first relates to individual investments at the time of purchase and the other relates to the MCV Portfolio’s weighted capitalization overall. While the two ranges are different, as disclosed in the respective parentheticals above, there is significant overlap and the relationship between the two ranges is straightforward. Based on the foregoing, the Registrant believes that the current disclosure is accurate and clear, and respectfully declines to make further revisions.

10)

Comment: The Staff notes that the Emerging Markets Equity Portfolio’s Form N-1A Item 4 disclosure in the Principal Investment Strategies section of the Portfolio summary includes an explicit reference to the inclusion of the consideration of environmental, social and governance (ESG) factors. The Staff requests that the Registrant provide examples of the types of ESG factors that would be considered in connection with the investment strategy applied to the Portfolio. This comment relates to all Portfolios similarly referencing ESG factors.

Response: Registrant advises that references to the inclusion of consideration of ESG factors as part of the investment decision making process appears in three of the Fund’s Portfolios: (i) Emerging Markets Equity Portfolio; (ii) High Yield Bond Portfolio; and the (iii) Research International Core Portfolio. In response to the Staff’s Comment, Registrant has enhanced the current disclosure set forth in the Principal Investment Strategies section of the Portfolio summaries to include examples of specific ESG factors which may be considered by the sub-advisers for each of the foregoing Portfolios. The disclosures have been modified to read, in pertinent part (modifications are underlined):

Emerging Markets Equity Portfolio:

“The adviser employs a fundamental “bottom up” equity investment style, which is based on first-hand research and disciplined company evaluation. Securities are identified for their long-term, fundamental value. The stock selection process contains two filters, first quality and then price. In the quality filter, the adviser seeks to determine whether the company is a business that has good growth prospects and a balance sheet that supports expansion. The adviser also evaluates matters of long term value by examining a spectrum of considerations such as governance and risk management including those risks often referred to as environmental, social and governance factors (“ESG”). ESG analysis is fully integrated into investment decisions for all equity holdings. As such, the adviser evaluates ESG factors as part of the investment analysis process and this forms an integral component of the adviser’s quality rating for all companies. Examples of ESG factors considered by the adviser include, but are not limited to, carbon emissions, climate risks, labor management, employee safety and corporate governance. The specific factors considered may vary depending on the type of company being evaluated. In the price filter, the adviser assesses the value of a company by reference to financial ratios, and estimates the value of the company relative to its market price and the valuations of other potential investments.”

High Yield Bond Portfolio:

“In addition, as part of its security selection process, among other factors, the adviser also evaluates whether environmental, social and governance factors could have positive or negative impact on the risk profiles of many issuers in the universe of securities in which the Portfolio may invest. Examples of ESG factors that may be considered include, but are not limited to, carbon emissions, waste and harmful substance management, product and employee safety, human capital management and labor relations, and corporate governance structure and oversight. Specific factors and the weight given to those factors will vary relative to the material impact it may have on the risk assessment of the issuer. The adviser may also consider information derived from active engagement conducted by its in-house stewardship team with certain issuers or guarantors. This qualitative analysis does not automatically result in including or excluding specific securities but may be used by the adviser as an additional input to Portfolio risk/return characteristics.”

Research International Core Portfolio:

“The adviser uses an active “bottom up” investment approach to buying and selling investments for the Portfolio, which emphasizes individual stock selection. Investments are selected primarily based on fundamental analysis of individual issuers and their potential in light of their financial condition, and market, economic, political and regulatory conditions. Factors considered may include analysis of an issuer’s earnings, cash flows, competitive position and management ability. The adviser may also consider environmental, social and governance factors in its fundamental investment analysis where the adviser believes such factors could materially impact the economic value of an issuer. ESG factors considered may include, but are not limited to, climate change, resource depletion, an issuer’s governance structure and practices, data protection and privacy issues, and diversity and labor practices. Quantitative screening tools that systematically evaluate an issuer’s valuation, price and earnings momentum, earnings quality and other factors, may also be considered.”

11)

Comment: With respect to the Short Term Bond Portfolio, the Staff requests that the Registrant add disclosure to the Principal Investment Strategies section of the Portfolio’s summary stating its policy regarding the dollar-weighted average maturity for the Portfolio.

Response: Disclosure set forth in the Portfolio’s Principal Investment Strategies section has been modified to include the Portfolio’s policy with respect to dollar-weighted average duration. That disclosure has been modified to read as follows:

“Debt securities may be of any maturity, but under normal market conditions, the Portfolio’s effective dollar-weighted average maturity will not exceed three years.”

12)

Comment: With respect to the Select Bond Portfolio, Staff requests that Registrant enhance its risk disclosure in order to illustrate how the duration of a fixed income fund impacts the change in Portfolio asset values caused by movements in interest rates, by including a hypothetical example. Specifically, the Staff suggests the addition of such disclosure to either the Principal Investment Strategies section or the Interest Rate Risk factor.

Response: Registrant has modified the Interest Rate Risk factor disclosure for the Select Bond Portfolio to address the Staff comment. The Interest Rate Risk factor disclosure now reads as follows (modification is underlined):

“Interest Rate Risk – Prices of fixed income instruments generally rise and fall in response to changes in market interest rates. In a rising interest rate environment, the value of the Portfolio’s fixed income investments is likely to decline. A significant rise in interest rates over a short period of time could cause significant losses in the market value of the Portfolio’s fixed income instruments. A portfolio with a longer average portfolio duration will be more sensitive to changes in interest rates than a portfolio with a shorter average portfolio duration. For example, the market value of a fixed income portfolio with an average duration of five years generally would be expected to fall approximately 5% if interest rates rose by one percentage point.”

Registrant has made a similar modification to the Interest Rate Risk factor disclosures for the following additional Portfolios: Short Term Bond, Long-Term U.S. Government Bond, Inflation Protection, High Yield Bond, and Multi-Sector Bond Portfolios.

13)

Comment: With respect to the Long-Term U.S. Government Bond Portfolio, the Staff requests that the Registrant modify the current Form N-1A Item 4 disclosure with respect to investments in municipal bonds to clarify that investments in municipal bonds are not unrestricted.

Response: Registrant advises that, upon consultation with the sub-adviser to the Portfolio, the disclosure in question will be modified to delete the reference to municipal bonds.  As modified, the disclosure shall read, in pertinent part, as follows:

“The Portfolio may invest all of its assets in derivative instruments, such as options, futures contracts or interest rate swap agreements (to take a position on interest rates moving either up or down), or in mortgage- or asset-backed securities, subject to the Portfolio’s objective and the Fund’s policies.”

14)

Comment: With respect to the Inflation Protection Portfolio, the Staff requests that the Registrant supplementally confirm that the applicable percentage limit cited in the Portfolio’s Principal Investment Strategies section and the accompanying reference to Internal Revenue Code provisions and regulations governing insurance product funds, are correctly described and do not conflict with any investment diversification provisions applying generally to registered investment companies.

Response: Registrant supplementally confirms that the reference in the Principal Investment Strategies section of the Portfolio summary to the Internal Revenue Code of 1986, as amended (the “Code”) provision requiring that no more than 55% of the Portfolio’s assets may be invested in securities issued by the same entity correctly cites the applicable percentage restriction applicable under Section 817(h) of the Code. Section 817(h) sets forth the investment diversification rules applicable to variable contracts (enabling treatment of the contract as an annuity, endowment or life insurance contract, as appropriate, for tax purposes). Since the Portfolios of the Fund serve as investment options for Northwestern Mutual’s separate accounts that are invested in support of variable contracts issued to retail customers, each of the Fund’s Portfolios intends to satisfy the diversification requirements of Section 817(h) of the Code and the Treasury Regulations promulgated thereunder, which generally prohibit a Portfolio from investing more than 55% of the value of its assets in any one investment, more than 70% of the value of its assets in any two investments, more than 80% of the value of its assets in any three investments, and more than 90% of the value of its assets in any four investments. For this purpose, all securities issued by the same issuer are treated as a single investment and each U.S. government agency or instrumentality is treated as a separate issuer. Pursuant to the safe harbor provisions of the Treasury regulations, a Portfolio will be considered to be adequately diversified under Section 817(h) if it meets the diversification requirements of Section 851 of the Code (enabling the Portfolio to be considered a “regulated investment company” under the Code and thereby qualify to receive “pass-though” tax treatment) and not more than 55% of the value of its total assets consist of cash, cash items, government securities, and securities of other regulated investment companies.

Registrant confirms that the separate diversification requirements of the Investment Company Act of 1940 (the “Act”) also apply to the Portfolio. (Registrant notes that although Section 5(b)(1) of the Act limits the amount that a diversified fund may invest in the securities of any one issuer to 5% of the fund’s assets, this restriction does not apply to government securities or securities of other investment companies, and therefore there is no conflict between the 55% limit under Section 817(h) of the Code, and the applicable limits under Section 5(b)(1) under the Act, as such limits apply to the Portfolio’s investments.)

In addition to the foregoing, Registrant supplementally advises Staff of the following information in response to subsequent discussions with Staff with respect to the Registration Statement:

(1)

Registrant has reviewed the securities holdings in each of the Portfolios to determine current levels of investment in real estate investment trusts (“REITs”). As a result of this review, and based upon discussions with certain of the sub-advisers to the Portfolios, Registrant has determined to add a reference to REITS in the Principal Investment Strategies Section of the summaries for the following Portfolios: Mid Cap Growth, Large Company Value, Equity Income and Mid Cap Value. In addition. Registrant has modified the Principal Risk section of the summaries of each of the foregoing Portfolios to add the following Principal Risk factor disclosure:

“REITs Risk – REITs must satisfy specific requirements for favorable tax treatment and can involve unique risks in addition to the risks generally affecting the real estate industry. REITs are dependent upon the quality of their management, may have limited financial resources and heavy cash flow dependency, and may not be diversified geographically or by property type.”

(2)

Registrant has reviewed securities holdings in each of the Portfolios as of December 31, 2020 to update its assessment of where there may exist a focus on a specific sector or sectors. (Please see Comment/Response 4 above). As a result of this review, Registrant has determined to add the following Sector Focus Risk factor disclosure in the Principal

Risk section of the summaries for the International Growth and Emerging Markets Equity Portfolios:

“Sector Focus Risk – To the extent the Portfolio invests a relatively high percentage of its assets in a particular sector, it will have greater exposure to the risks associated with that sector, including the risk that the securities of companies within the sector will underperform due to adverse economic conditions, regulatory or legislative changes, or increased competition affecting the sector. To the extent the Portfolio is underweight in other sectors, the Portfolio risks missing out on advances in those sectors.”

The Registrant believes that the changes and modifications set forth in this correspondence are responsive to and adequately address the comments provided by the Staff. Please call the undersigned at (414) 665-6437, or Peter Davidson at (414) 665-6833, with any questions or comments about this filing.

Regards,

/s/ David B. Kennedy

David B. Kennedy

Assistant General Counsel

Northwestern Mutual